UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            ESENJAY EXPLORATION, INC.
                                (Name of Issuer)

              -----------------------------------------------------

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

              -----------------------------------------------------

                                    296426109
                                 (CUSIP Number)

              -----------------------------------------------------

                                                     With copies to:
            Alex M. Cranberg                      Charles D. Bybee, Esq.
        511 16th Street, Suite 300              Davis, Graham & Stubbs LLP
         Denver, Colorado 80202                 370 17th Street, Suite 4700
            (303) 573-7011                        Denver, Colorado  80202
                                                      (303) 892-9400

                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

              -----------------------------------------------------

                                  July 21, 1998
             (Date of Event which Requires Filing of this Statement)

              -----------------------------------------------------


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

CUSIP No. 296426109                 SCHEDULE 13D               Page 2 of 6 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alex M. Cranberg


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]

                                                                (b) [ ]


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

            00, PF


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                             [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


       NUMBER OF           7    SOLE VOTING POWER

        SHARES                       11,900

      BENEFICIALLY         8    SHARED VOTING POWER

       OWNED BY                      4,386,856

        EACH               9    SOLE DISPOSITIVE POWER

       REPORTING                     11,900

        PERSON             10   SHARED DISPOSITIVE POWER

         WITH                        4,386,856


  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,398,756


  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 27.91%, based upon 15,762,687 shares of Common Stock outstanding as of the date hereof.


  14    TYPE OF REPORTING PERSON*

            IN

Esenjay Exploration, Inc.                                      Page 3 of 6 Pages
SCHEDULE 13D/A-1                                                 August 31, 1998


ITEM 1.           SECURITY AND ISSUER.

         The equity securities to which this statement on Schedule 13D/A relates are the common stock, par value $.01 per share ("Common Stock"), of Esenjay Exploration, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at CCNB Center South, 500 Water Street, Suite 1100, Corpus Christi, Texas 78471.


ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Alex M. Cranberg

         (b)      511 16th Street, Suite 300
                                    Denver, Colorado 80202

         (c)      Principal Business Activity: Oil and gas exploration

         (d) - (e)

                  During the last five years, Mr. Cranberg has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f)      Ulnited States


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Of the 4,386,856 shares of Common Stock beneficially owned by Mr. Cranberg, 4,203,106 shares were issued to Aspect Resources LLC ("Aspect") pursuant to an Acquisition Agreement and Plan of Exchange, dated as of January 19, 1998, among the Company, Aspect and Esenjay Petroleum Corporation (the "Acquisition Agreement"), and 18,750 shares are issuable to Aspect upon the exercise of warrants issued to Aspect in connection with certain financing transactions. The shares of Common Stock issued pursuant to the Acquisition Agreement were issued in exchange for Aspect's interests in oil and gas exploration projects.

         Another 165,000 shares of Common Stock were purchased on July 21, 1998 by Aspect in a public offering of Common Stock by the Company. Aspect purchased such shares using its working capital.

Esenjay Exploration, Inc.                                      Page 4 of 6 Pages
SCHEDULE 13D/A-1                                                 August 31, 1998


         Mr. Cranberg purchased the remaining 11,900 shares of Common Stock on the open market. Mr. Cranberg purchased such shares using his personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Aspect acquired its Common Stock in connection with the Acquisition Agreement and the transfer to the Company of interests in certain oil and gas exploration projects.

         Mr. Cranberg has no plans or proposals that would result in any of the events or outcomes listed in (a) through (j) of this Item 4. However, as a result of the consummation of the transactions contemplated by the Acquisition Agreement, the following events or results have occurred:

         (a)      Not Applicable

         (b) The Company changed its state of incorporation from Oklahoma to Delaware through a merger of the Company into a wholly owned Delaware subsidiary

         (c)      Not Applicable

         (d) The Company held a special meeting of its shareholders (the "Special Meeting") on May 14, 1998 at which seven directors were elected. Such directors were David W. Berry, Alex M. Cranberg, Michael E. Johnson, Charles J. Smith, Alex P. Campbell, William D. Dodge and Jack P. Randall. In addition, at the board of directors meeting following the Special Meeting, the board of directors filled a vacancy in the board with Hobart A. Smith

         (e) At the Special Meeting, the shareholders approved a 1 for 6 reverse stock split. In addition, the Company called its outstanding 12% Cumulative Convertible Preferred Stock (the "Preferred Stock") for redemption. Such redemption applies to shareholders of record as of May 20, 1998

         (f)      Not Applicable

         (g) In connection with the Company's reincorporation in the State of Delaware, the Company adopted a new Certificate of Incorporation and Bylaws, which have substantially the same terms as those that the Company had before the reincorporation

         (h)      The Company has redeemed its Preferred Stock

         (i)      Not Applicable

         (j)      Not Applicable

Esenjay Exploration, Inc.                                      Page 5 of 6 Pages
SCHEDULE 13D/A-1                                                 August 31, 1998


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Aspect beneficially owns an aggregate of 4,386,856 shares of Common Stock, representing approximately 27.91% of the issued and outstanding Common Stock. Such shares include 18,750 shares issuable upon the exercise of warrants.

         (b) Aspect is a limited liability company that is managed by Aspect Management Corporation ("Aspect Management"). Mr. Cranberg and his wife own all of the stock of Aspect Management. Mr. Cranberg and other entities controlled by Mr. Cranberg own approximately 74% of Aspect. Mr. Cranberg and his wife are the only directors of Aspect Management. By reason of his ownership in Aspect Management and Aspect, Mr. Cranberg may be deemed to possess, indirectly, shared power to vote and dispose of the Common Stock held by Aspect. The filing of this Statement on Schedule 13D shall not, however, be construed as an admission that, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, any person other than Aspect has beneficial ownership of the Common Stock

         (c) On July 21, 1998, Aspect purchased 165,000 shares of Common Stock in a public offering by the Company at a purchase price of $4.00 per share. Prior to becoming a director of the Company, Mr. Cranberg purchased 11,900 shares of Common Stock on the open market.

         (d) Aspect Management and Mr. Cranberg have the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities set forth in this Schedule 13D/A

         (e)      Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Company has entered into a registration rights agreement (the "Registration Rights Agreement") with Aspect (among others). Subject to certain conditions, Aspect has three demand registration rights exercisable at any time after June 30, 1998. Aspect has utilized one of the three demand registration rights, and a Registration Statement on Form SB-2 has been filed and declared effective with respect to, among others, the resale of the 4,203,106 shares issued to Aspect in connection with the Acquisition Agreement and the 18,750 shares issuable to Aspect upon the exercise of outstanding warrants. In addition, the Registration Rights Agreement affords to Aspect the right to participate in registrations initiated by the Company or, under certain conditions, another party.

Esenjay Exploration, Inc.                                      Page 6 of 6 Pages
SCHEDULE 13D/A-1                                                 August 31, 1998


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A -- Acquisition Agreement and Plan of
                               Exchange dated as of January 19, 1998
                               between the Company, Aspect and Esenjay
                               Petroleum Corporation (filed as an exhibit to Schedule 13D dated May 14, 1998)

                  Exhibit B -- Registration Rights Agreement dated May 14,
                               1998 by and among the Company, Aspect and Esenjay Petroleum Corporation (filed as an exhibit to Schedule 13D dated May 14, 1998)



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 31, 1998

                                              /S/ ALEX M. CRANBERG
                                              ----------------------------------
                                              Alex M. Cranberg